Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136804

SUPERFUND GREEN, L.P. – SERIES A AND SERIES B SUPPLEMENT
DATED JANUARY 13, 2012 TO PROSPECTUS DATED MAY 13, 2011

DECEMBER 2011 PERFORMANCE UPDATE

	December 2011	Year to Date	Total NAV 12/31/2011	NAV per Unit 12/31/2011

Series A	-4.94%	-15.75%	$31,545,065	$1,306.48
Series B	-7.15%	-21.58%	$33,942,270	$1,391.44

          * All performance is reported net of fees and expenses

Fund results for December 2011:

          The Fund’s trading strategies posted disappointing results in December as macroeconomic factors continued to shake markets, resulting in another volatile month of trading. Equities finished the year on a small upswing as positive economic news from the U.S. elevated markets from their intra-month lows despite the European debt crisis continuing to weigh heavily on global markets. The U.S. dollar trended higher to the detriment of gold, with gold futures trading below the 200-day moving average. Grains rallied as reduced yields for soybeans and corn drove prices higher while soft commodities’ values remained suppressed on steady output. Meanwhile, base metals lagged as stockpiles of aluminum increased to record highs while demand for copper decreased. Crude oil experienced a volatile trade with growing tensions between the U.S. and Iran threatening to disrupt the oil supply.

          The Fund’s allocation to the energy sector yielded losses in December as conflicting macro-economic factors injected volatility into the markets. A modest improvement in U.S. economic data, including positive job reports, supported energy prices and helped sustain crude to just above the $100 per barrel. These increases, however, were reversed as proposed European Union summit resolutions were viewed as insufficient to produce significant growth in Europe, resulting in multi-week lows. Calls for sanctions against Iran and the potential interruption to Middle Eastern supplies abruptly halted the slide and sent crude markets higher at the end of the month. For the month, natural gas (-16.5%) remained heavily bearish as a result of above-normal temperatures across the upper Midwest and East Coast and reported inventories significantly above the five-year average.

          The Fund experienced negative results in the metals markets in December as gains made in base metals were offset by losses in gold. The European debt crisis and related demand concerns significantly impacted metals prices over the second half of the year. Short positions in aluminum (-4.27%) prospered as fears of a recession in the euro-zone weakened demand for the base metal and as aluminum inventories increased to record levels. Copper also suffered from similar demand concerns as data out of China, the world’s largest user of the metal, indicated stockpiles increased while industrial output slowed. Silver (-14.9%) hit a four-month low after a sell-off spurred by Euro concerns. Meanwhile, gold (-10.5%) dropped below its 200-day moving average mid-month for the first time in over two years.

          The Fund’s money market positions yielded negative returns in December. Short-term interest rates remained on the decline as investors continued to favor the safety of money markets. Rates rose slightly from their lows throughout December as the European Central Bank (“ECB”) continued attempting to add liquidity to the markets by increasing access to its lending facilities. The U.S. also maintained its own easy monetary policy in order to boost liquidity and support economic recovery. The Fund’s money market positions declined slightly as money markets fell back near the end of the month.

          The Fund’s bond portfolio produced modest losses in December as external factors disrupted prices. While a mid-month auction of U.S. notes displayed its strongest demand since 1993, European political and central bank decisions drove prices lower. U.S. 10-year T-Note futures (+1.4%) gained on the month while 2-year T-Notes remained flat. In Europe, German Bund prices dipped after the ECB’s decision to lend €489 billion to capitalize insolvent European banks. In Asia, Korean T-Bonds trended higher this month before dropping significantly after Kim Jong-Il’s death, ending nearly flat on the month.

Other market sectors, relative to those discussed above, did not have a substantial impact on the month’s overall performance.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

          This Supplement updates certain information contained in the Superfund Green, L.P. Prospectus and Disclosure Document dated May 13, 2011 (the “Prospectus”). Except as updated hereby, all information in the Prospectus is current as of its date. All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise. Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in Superfund Green, L.P.

THE RISKS YOU FACE

MF Global Exposure; Reserves Taken as a Result of such MF Global Exposure

          On October 31, 2011, MF Global reported to the SEC and CFTC possible deficiencies in customer segregated accounts held at the firm. As a result, the SEC and CFTC determined that a liquidation led by SIPC would be the safest and most prudent course of action to protect customer accounts and assets, and SIPC initiated the liquidation of MF Global under the Securities Investor Protection Act.

          The Fund held assets on deposit in accounts at MF Global as of October 31, 2011, the date that the liquidation proceedings commenced with respect to MF Global. As a result of such liquidation proceedings, customer accounts at MF Global were, and continue to be as of the date hereof, frozen, at least in part, including accounts belonging to the Fund. On November 2, 2011, the CFTC reported an estimated 11.6% shortfall in the customer segregated funds account of MF Global. On November 21, 2011, the SIPC liquidation Trustee announced that the shortfall in the customer segregated funds account could be as much as 22% or more. Following discussions with the Fund’s auditor, the General Partner caused the Fund to take a reserve to account for the Fund’s estimated exposure to such 22% shortfall as of October 31, 2011. The foregoing reserve was based upon information available at the time such reserve was taken and is in accordance with generally accepted accounting principles, although there can be no assurance that any actual shortfall will not be greater than the Trustee’s estimate (or that customer funds will not be located reducing the estimated shortfall). As additional information becomes available, additional reserves may be taken or prior reserves reversed, which will be accounted for in accordance with generally accepted accounting principles as of the time that such information is then available (and not as of the date that the liquidation proceedings commenced with respect to MF Global). As a result, all Limited Partners will participate in any future reserves taken (resulting in decreases in the Fund’s net asset value) or any reversal of prior reserves (resulting in increases in the Fund’s net asset value) to the extent that such Limited Partner holds Units at the time that such reserve is taken or reversed.

THE CLEARING BROKERS; ADMINISTRATION

          Under this heading, the following is added at the end of “— MF Global Inc.”:

          On October 31, 2011, MF Global reported to the SEC and CFTC possible deficiencies in customer segregated accounts held at the firm. As a result, the SEC and CFTC determined that a liquidation led by SIPC would be the safest and most prudent course of action to protect customer accounts and assets, and SIPC initiated the liquidation of MF Global under the Securities Investor Protection Act.

          As of October 31, 2011 approximately $1.53 million of Series A assets were still on deposit in an account(s) at MF Global. These assets represent approximately 4.3% of Series A’s net asset value of approximately $35.42 million as of October 31, 2011. The Series A reserve taken reduced the net asset value by $335,097 as of October 31, 2011 (or approximately $13.54 per Series A Unit).

          As of October 31, 2011 approximately $2.41 million of Series B assets were still on deposit in an account(s) at MF Global. These assets represent approximately 5.9% of

Series B’s net asset value of approximately $40.90 million as of October 31, 2011. The Series B reserve taken reduced the net asset value by $526,523 as of October 31, 2011 (or approximately $20.53 per Series B Unit).

          The General Partner does not believe that the MF Global liquidation will have a material impact on the ongoing trading operations of the Fund. However, because MF Global is still in the liquidation process as of today, further developments in the MF Global liquidation proceedings may have an impact on the ability of the Fund to:

•	satisfy redemption requests in the normal 20-day time period;
•	adequately value redemption requests in the ordinary timeframe;
•	accept new subscriptions and properly value the net asset value for new subscribers; and
•	provide for accurate valuation in the Fund’s account statements provided to Limited Partners.

Prospective investors are also cautioned that there can be no assurances:

•	that the Fund will have immediate access to any or all of its assets in accounts held at MF Global; and
•	as to the amount or value of those assets in the context of the bankruptcy.

          Prospective investors should also be aware that future actions involving MF Global may impact the Fund’s ability to value the portion of its assets held at MF Global and/or delay the payment of a Limited Partner’s pro rata share of such assets upon redemption.

          Effective October 31, 2011, MF Global is no longer a futures commission merchant for the Fund. ADM Investor Services, Inc., Barclays Capital Inc. and Rosenthal Collins Group, L.L.C continue to act as clearing brokers for the Fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

SUPERFUND GREEN, L.P. – SERIES A
December 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended December 31, 2011)

STATEMENT OF INCOME
December 2011

Investment income, interest	$1,053

Expenses
Management fee	48,917
Ongoing offering expenses	26,442
Operating expenses	3,966
Selling Commissions	105,767
Other expenses	868
Incentive fee	—
Brokerage commissions	50,372

Total expenses	236,333

Net investment gain (loss)	(235,279)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(1,711,236)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	307,458

Net gain (loss) on investments	(1,403,779)

Net increase (decrease) in net assets from operations	$(1,639,058)

STATEMENT OF CHANGES IN NET ASSET VALUE
December 2011
Net assets, beginning of period	$33,893,296

Net increase (decrease) in net assets from operations	(1,639,058)

Capital share transactions
Issuance of shares	181,616
Redemption of shares	(890,789)

Net increase (decrease) in net assets from capital share transactions	(709,173)

Net increase (decrease) in net assets	(2,348,231)

Net assets, end of period	$31,545,066

NAV Per Unit, end of period	$1,306.48

SUPERFUND GREEN, L.P. – SERIES B
December 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended December 31, 2011)

STATEMENT OF INCOME
December 2011

Investment income, interest	$940

Expenses
Management fee	52,635
Ongoing offering expenses	28,451
Operating expenses	4,268
Selling Commissions	113,805
Other expenses	936
Incentive fee	—
Brokerage commissions	82,083

Total expenses	282,178

Net investment gain (loss)	(281,238)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(2,810,468)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	479,022

Net gain (loss) on investments	(2,331,446)

Net increase (decrease) in net assets from operations	$(2,612,684)

STATEMENT OF CHANGE IN NET ASSET VALUE
December 2011
Net assets, beginning of period	$38,183,194

Net increase (decrease) in net assets from operations	(2,612,684)

Capital share transactions
Issuance of shares	61,254
Redemption of shares	(1,689,494)

Net increase (decrease) in net assets from capital share transactions	(1,628,240)
Net increase (decrease) in net assets	(4,240,924)

Net assets, end of period	$33,942,270

NAV Per Unit, end of period	$1,391.44

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/ Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Green, L.P.